Exhibit 99.1

ITAMAR™ MEDICAL REPORTS RECORD FOURTH QUARTER AND FULL YEAR 2019 REVENUES

- Record Fourth Quarter 2019 Revenues Increase 48% to $9.8 Million -

- Reaffirms Full Year 2020 Revenue Guidance of between $39.5 Million and $42.0 Million -

- Company to Host Conference Call Today at 8:00 am ET, 3:00 pm IT -

CAESAREA, Israel, March 3, 2020-- Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders, today reported unaudited financial results for the three-month period and year ended December 31, 2019.

“2019 was a transformational year for Itamar Medical highlighted by record annual revenues, key business partnerships and innovative new product introductions,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “We are generating greater patient access to sleep apnea diagnosis by creating greater adoption of our WatchPAT™ technology. The successful launches of the WatchPAT 300 and WatchPAT ONE and recent collaboration with SoClean, which will enable us to penetrate the direct-to-consumer market in 2020, combined with growing clinical evidence of WatchPAT’s accuracy and utility are examples on how we are successfully delivering on this goal. We intend to take a greater share of the home sleep apnea test market through increased sales and marketing activities, continued focus on the cardiology call point, recent business collaborations, and sustained commitment to product innovation. We believe that the funds from our recent U.S. public offering provide us with sufficient cash flexibility to implement these strategic initiatives, with the goal of generating value to customers, patients and shareholders.”

Fourth Quarter 2019 Highlights and Recent Achievements

•	Achieved highest revenue quarter, including record WatchPAT and U.S. WatchPAT sales.

•	Completed a U.S. public offering in February 2020 with total gross proceeds of $40.25 million.

•	Entered into a collaboration agreement with a wholly-owned subsidiary of SoClean Inc. to offer WatchPAT ONE and other digital health services through direct-to-consumer (DTC) channels to the U.S. sleep apnea market.

•	Publication of COMPASS Study validating scoring guidelines that better enable physicians and respiratory technologists to review, verify and interpret WatchPAT automated scoring.

•	Selected for inclusion in the Weizmann Institute’s Project 10K longitudinal study.

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Fourth Quarter 2019 Financial Results

Revenues for the fourth quarter of 2019 increased 48% to $9.8 million, compared to $6.6 million in the same quarter in 2018. Revenue growth was driven by an increase in WatchPAT sales in the U.S. and Europe.

WatchPAT revenues for the fourth quarter of 2019 increased 51% to $9.1 million, compared to $6.0 million in the same quarter in 2018.

U.S. WatchPAT revenues for the fourth quarter of 2019 increased 68% to $7.3 million, compared to $4.4 million in the same quarter in 2018. Sales from disposables and renewable products were approximately 50% (and 70% excluding an order of approximately $2.3 million for WatchPAT 300, from a customer mostly for an upgrade and expansion of its current WatchPAT fleet, previously reported by the Company) of U.S. WatchPAT revenues in the fourth quarter of 2019, compared to approximately 65% in the same quarter in 2018.

Gross profit for the fourth quarter of 2019 increased to $7.7 million, compared to $5.1 million in the same quarter in 2018. Gross profit margin for the fourth quarter of 2019 increased to 78.3%, compared to 77.4% in the same quarter in 2018.

Operating loss for the fourth quarter of 2019 was $0.9 million, compared to $0.6 million in the same quarter in 2018. The increase in operating loss was mainly due to an increase of $1.9 million in selling and marketing expenses associated with the expansion of the U.S. sales team into new geographical territories and verticals (27 territories and verticals as of December 31, 2019, compared to 19 territories and verticals as of December 31, 2018), an increase of $0.5 million in research and development expenses, associated with an increase in research and development personnel, and an increase of $0.5 million in general and administrative expenses, mainly due to the listing of the Company’s American Depositary Shares (ADSs) on Nasdaq in February 2019, partially offset by the increase in revenues.

Non-IFRS operating loss for the fourth quarters of 2019 and 2018 was $0.2 million. Non-IFRS operating loss excludes approximately $0.7 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; and change in provision for doubtful and bad debt, compared to $0.4 million of similar expenses for the same quarter in 2018 (see “Use of Non-IFRS Measures” below). The non-IFRS operating loss was impacted by the increase in revenues, offset by the increase in operating expenses as described above.

Net loss for the fourth quarter of 2019 increased to $1.0 million, compared to $0.2 million in the same quarter in 2018.

Non-IFRS net loss for the fourth quarter of 2019 decreased to $0.3 million, compared to $0.4 million in the same quarter in 2018. Non-IFRS net loss excludes approximately $0.7 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and gain from reevaluation of derivatives, compared to $(0.2) million of similar expenses and gains for the same quarter in 2018 (see “Use of Non-IFRS Measures” below).

As of December 31, 2019, the Company had cash and cash equivalents of $15.1 million. This does not include the net proceeds of $35.5 million from the recently completed public offering in February 2020.

Full Year 2019 Financial Results

Revenues for the full year ended December 31, 2019 increased 29% to $31.3 million, compared to $24.2 million in 2018. Revenue growth for the full year ended December 31, 2019 was mainly due to the same reasons as mentioned above.

WatchPAT revenues for the full year ended December 31, 2019 increased 29% to $29.0 million, compared to $22.4 million in 2018.

U.S. WatchPAT revenues for the full year ended December 31, 2019 increased 33% to $22.4 million, compared to $16.8 million in 2018.

Gross profit for the full year ended December 31, 2019 increased to $24.3 million, compared to $18.5 million in 2018. Gross profit margin for the full year ended December 31, 2019 was 77.7%, compared to 76.3% in 2018.

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Operating loss for the full year ended December 31, 2019 was $4.9 million, compared to $3.1 million in 2018. The increase in operating loss was mainly due to an increase of $5.6 million in selling and marketing expenses associated with the expansion of the U.S. sales team into new geographical territories and verticals, as described above, an increase of $0.9 million in research and development expenses, associated with an increase in research and development personnel, and an increase of $1.1 million in general and administrative expenses, mainly due to the listing of the Company’s ADSs on Nasdaq in February 2019, partially offset by the increase in revenues.

Non-IFRS operating loss for the full year ended December 31, 2019 was $2.6 million, compared to $1.5 million in 2018. Non-IFRS operating loss excludes approximately $2.3 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and expenses relating to reduction in manpower, compared to $1.6 million of similar expenses in 2018 (see “Use of Non-IFRS Measures” below). The non-IFRS operating loss was impacted by the increase in revenues, offset by the increase in operating expenses as described above.

Net loss for the full year ended December 31, 2019 increased to $5.3 million, compared to $1.7 million in 2018.

Non-IFRS net loss for the full year ended December 31, 2019 increased to $3.4 million, compared to $2.6 million in 2018. Non-IFRS net loss excludes approximately $1.9 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; expenses relating to reduction in manpower; and gain from reevaluation of derivatives, compared to $(0.9) million of similar expenses and gains in 2018 (see “Use of Non-IFRS Measures” below).

2020 Revenue Guidance

The Company reaffirms its full year 2020 revenue guidance range of between $39.5 million and $42.0 million, reflecting growth of between 26% and 35% over full year 2019 revenue.

Conference Call and Webcast Information

The Company will host a conference call today at 8:00 a.m. Eastern Time, 3:00 p.m. Israel Time to review financial results and provide a corporate update.

To listen live via webcast, please visit https://www.itamar-medical.com/, or by clicking here.

To participate via phone, please use the dial in information:

U.S. toll-free: 877-407-3088

International: 201-389-0927

Israel toll-free: 1-809-406-247

Passcode: 13698996

Please log in approximately 10 minutes prior to the scheduled start time. The archived webcast will be available in the Events and Presentations section of the Company’s website for at least 60 days following the call.

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Use of Non-IFRS Measures*

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), this press release contains Non-IFRS financial measures for operating loss, net loss and diluted loss per ADS, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; (iv) expenses relating to reduction in manpower; and, in the case of net loss, (v) gain from reevaluation of derivatives. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss taking a greater share of the home sleep apnea test market and product innovation and reaffirm full year 2020 revenue guidance, we are using forward-looking statements. In addition, announced results for the fourth quarter and full year 2019 are preliminary, unaudited and subject to year-end audit adjustments. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Form 20-F and in the Company’s final prospectus filed under Rule 424(b) on January 31, 2020, which are on file with the SEC (accessible at www.sec.gov) and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer and U.S. Chief Operating Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

Investor Relations Contact (U.S.)

Lazar FINN Partners

David Carey

Phone: 212-867-1762

david.carey@finnpartners.com

* The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	December 31,
	2019	2018
	U.S. dollars in thousands

Assets
Current assets
Cash and cash equivalents	$15,115	$6,471
Trade receivables	8,384	6,549
Other receivables	1,404	1,018
Inventories	3,363	2,235
Total current assets	28,266	16,273

Non-current assets
Long-term restricted deposits and prepaid expenses	476	365
Long-term trade receivables	156	243
Property and equipment	1,472	1,213
Intangible assets	395	298
Right-of-use assets	2,442	-
Total non-current assets	4,941	2,119
Total assets	$33,207	$18,392

Liabilities
Current liabilities
Short-term bank loan	$5,000	$5,000
Current maturities of lease liabilities	890	-
Trade payables	2,028	1,517
Other accounts payable	3,455	2,063
Accrued expenses	1,317	1,034
Provisions	273	215
Short-term employee benefits	352	222
Total current liabilities	13,315	10,051

Non-current liabilities
Lease liabilities	1,708	-
Derivative instruments	-	442
Long-term employee benefits	260	159
Other long-term liabilities	1,260	1,052
Total non-current liabilities	3,228	1,653
Total liabilities	16,543	11,704

Equity
Ordinary share capital	878	748
Additional paid-in capital	125,435	111,486
Accumulated deficit	(109,649)	(105,546)
Total equity	16,664	6,688
Total liabilities and equity	$33,207	$18,392

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2019	2018	2019	2018
	U.S. dollars in thousands (except per share and ADS data)

Revenues	$31,258	$24,189	$9,765	$6,582
Cost of revenues	6,984	5,726	2,115	1,487
Gross profit	24,274	18,463	7,650	5,095
Operating expenses:
Selling and marketing	18,294	12,699	5,309	3,457
Research and development	4,520	3,638	1,355	877
General and administrative	6,354	5,247	1,863	1,315
Total operating expenses	29,168	21,584	8,527	5,649
Operating loss	(4,894)	(3,121)	(877)	(554)
Financial income (expenses), net:
Financial income from cash and investments	454	244	118	7
Financial expenses from notes and loans	(1,233)	(1,161)	(338)	(200)
Gain from derivatives instruments, net	442	2,433	-	547
Financial income (expenses), net	(337)	1,516	(220)	354
Loss before taxes on income	(5,231)	(1,605)	(1,097)	(200)
Tax benefit (taxes on income)	(37)	(124)	98	(14)
Net loss	$(5,268)	$(1,729)	$(999)	$(214)

Loss per share (in U.S. dollars):
Basic	$(0.02)	$(0.01)	$(0.00)	$(0.00)
Diluted	$(0.02)	$(0.01)	$(0.00)	$(0.00)

Weighted average number of shares used in computation of loss per shares (in thousands):
Basic	332,648	277,665	334,124	287,063
Diluted	346,195	320,911	344,124	326,939

Loss per ADS (in U.S. dollars):
Basic	$(0.48)	$(0.19)	$(0.09)	$(0.02)
Diluted	$(0.49)	$(0.39)	$(0.09)	$(0.07)

Weighted average number of ADSs used in computation of loss per ADS (in thousands):
Basic	11,088	9,255	11,137	9,569
Diluted	11,540	10,697	11,137	10,898

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2019	2018	2019	2018
	U.S. dollars in thousands

Cash flows from operating activities
Net loss	$(5,268)	$(1,729)	$(999)	$(214)
Adjustments for:
Depreciation and amortization	1,446	481	387	130
Share-based payment	1,259	1,021	373	255
Change in provision for doubtful and bad debt	349	104	157	(30)
Net financial cost	490	914	321	216
Gain from reevaluation of derivatives	(442)	(2,433)	-	(547)
Increase in trade receivables	(2,097)	(1,061)	(2,426)	(1,212)
Increase in other receivable	(410)	(330)	(161)	(51)
Increase in inventories	(1,579)	(340)	(426)	(68)
Increase (decrease) in trade payables	537	237	(187)	468
Increase in other accounts payable and accrued expenses	1,650	61	1,066	288
Increase in provisions	58	32	41	22
Increase (decrease) in employee benefits	137	14	35	(66)
Income tax expenses (benefit)	37	124	(98)	73
Taxes refunded (paid) during the period	(22)	(176)	22	(37)
Net interest paid during the period	(377)	(802)	(180)	(92)
Net cash used in operating activities	(4,232)	(3,883)	(2,075)	(865)
Cash flows from investing activities
Sale of marketable securities	-	3,109	-	-
Redemption of shore-term bank deposit	-	-	9,000	-
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(547)	(310)	(141)	(157)
Increase in restricted long-term deposits	(68)	-	-	-
Net cash provided by (used in) investing activities	(615)	2,799	8,859	(157)

Cash flow from financing activities
Proceeds from issuance of shares, net of share issuance costs	13,966	5,209	-	-
Short-term bank credit	-	5,000	-	-
Principle element of lease payments	(787)	-	(204)	-
Repayment of convertible notes	-	(9,939)	-	-
Repayment of shareholders’ loans	-	(435)	-	-
Issuance of shares due to the exercise of stock options	113	80	88	55
Net cash provided by (used in) financing activities	13,292	(85)	(116)	55
Increase (decrease) in cash and cash equivalents	8,445	(1,169)	6,668	(967)
Cash and cash equivalents at beginning of period	6,471	7,643	8,426	7,462
Effect of exchange rate fluctuations on balances of cash and cash equivalents	199	(3)	21	(24)
Cash and cash equivalent balance at end of period	$15,115	$6,471	$15,115	$6,471

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ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2019	2018	2019	2018
	U.S. dollars in thousands (except per ADS data)

IFRS operating loss	$(4,894)	$(3,121)	$(877)	$(554)
Share-based payment	1,234	1,021	366	255
Depreciation and amortization of property and equipment and intangible assets	616	481	167	130
Change in provision for doubtful and bad debt	349	104	157	(30)
Expenses relating to reduction of manpower	115	-	-	-
Non-IFRS operating loss	$(2,580)	$(1,515)	$(187)	$(199)

IFRS net loss	$(5,268)	$(1,729)	$(999)	$(214)
Share-based payment	1,259	1,021	373	255
Depreciation and amortization of property and equipment and intangible assets	616	481	167	130
Change in provision for doubtful and bad debt	349	104	157	(30)
Expenses relating to reduction of manpower	115	-	-	-
Gain from reevaluation of derivatives	(442)	(2,433)	-	(547)
Non-IFRS net loss	$(3,371)	$(2,556)	$(302)	$(406)

IFRS loss per ADS (in U.S. dollars)	$(0.49)	$(0.39)	$(0.09)	$(0.07)
Share-based payment	0.11	0.10	0.03	0.02
Depreciation and amortization of property and equipment and intangible assets	0.05	0.04	0.02	0.01
Change in provision for doubtful and bad debt	0.03	0.01	0.01	(0.00)
Expenses relating to reduction of manpower	0.01	-	-	-
Non-IFRS loss per ADS (in U.S. dollars)	$(0.29)	$(0.24)	$(0.03)	$(0.04)

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